

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2019

Konstantinos Galanakis
Chief Executive Officer
Thenablers, Inc.
30 Wall Street (8th floor)
New York, NY 10005

>   **Re: Thenablers, Inc.**
>   **Post Effective Amendment No. 2 on Registration Statement on Form S-1**
>   **Filed November 7, 2019**
>   **File No. 333-225239**

Dear Mr. Galanakis:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post Effective Amendment on the Registration Statement on Form S-1

General

1.   We note your disclosure in your cover page that the selling shareholders will sell the shares at a fix price "until [y]our shares are actively traded on the OTCPink or OTCQB." Please revise to to remove the reference to "OTCPink" as it appears that your common stock is currently quoted on such marketplace. Also, an at-the-market resale offering under Rule 415 is not available for registrants quoted only on the OTC Pink marketplace so you must continue to sell your shares at a fixed price until your shares are actively quoted on the OTCQB.

2.   Please provide an updated auditor consent in the amended filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Lopez at (202) 551-3792 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services